Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017

             March 9, 2011

Via Facsimile (202) 772-9203 & EDGAR
Meredith Cross, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Director
100 F Street, N.E.
Washington, D.C. 20549

Thomas Kim, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Chief, Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Mauri Osheroff, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Chief, Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Peggy Kim, Esq.
Division of Corporation Finance
Counsel
100 F Street, N.E.
Washington, D.C. 20549

Charles Lee, Esq.
Division of Corporation Finance
Attorney-Advisor
100 F Street, N.E.
Washington, D.C. 20549

Brigitte Lippmann, Esq.
Division of Corporation Finance
Special Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re:	57th Street General Acquisition Corp. Tender Offer in Connection with Initial Business Transaction (“Tender Offer”)
Commission File Number: 005-85485

Ladies and Gentlemen:

We are counsel to 57th Street General Acquisition Corp. (the “Company”), a  special purpose acquisition company (“SPAC”), which was formed for the sole purpose of identifying, negotiating, structuring and acquiring a proposed business combination candidate. As described in detail in the Offer to Purchase (“OTP”) filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2011, and commented on by the Commission staff (“Staff”), on the Company is seeking to consummate its business combination with Crumbs Holdings LLC (“Crumbs”), a New York based retail chain of gourmet cupcakes.

Background of the Tender Offer Process

The Company, in its initial public offering prospectus, disclosed that it intended to utilize the tender offer process rather than the proxy statement and shareholder approval process as its mechanism to afford its stockholders the opportunity to consider whether it supported the business combination or, if not, choose to exercise their redemption rights. The business combination, consistent with the Company’s charter, its initial public offering prospectus and the basic redemption feature of SPACs, will not be consummated without each of the Company’s stockholders being afforded the opportunity to have their shares redeemed for cash in the event they do not support the business combination.

Securities and Exchange Commission
March 9, 2011

The Company commenced its tender offer on February 22, 2011 and filed with the Commission an Offer to Purchase (the “OTP”) pursuant to which it would conduct its cash redemption tender offer.  The OTP included disclosures substantially similar to those included in the traditional SPAC business combination approval proxy statements.  We recognize that the Company’s OTP is a matter of first impression for the Staff and accordingly we need to consider how conducting a SPAC acquisition in a tender offer might require relief from certain of the applicable rules.  In our discussions with the Staff during the course of its review of the IPO prospectus, we all acknowledged that this might be the case and that the Staff would consider the objectives and structure of SPACs in applying the tender offer rules in this context.  Consistent with those discussions, we had opportunity in our discussions with the Staff on March 7, 2011 to raise certain issues which we believe need to be considered to facilitate a SPAC acquisition to proceed in order to better serve the SPAC program and investors, to facilitate SPAC vehicles taking private companies public and to promote capital formation, while still providing investors with suitable protections.

Notwithstanding the novel use of the tender offer, we believe that the pending business combination with Crumbs and the terms and conditions that need to be complied with are nonetheless similar to many of the historic SPAC proposed business combinations and their structures, including in the following important ways:

•
The redemption threshold provided that if more than a pre-determined percentage of shares were voted against the proposed business combination and holders requested their funds returned, then a transaction could not be consummated.

•
The redemption threshold did not automatically trigger the return of funds held in trust to investors if the redemption threshold was exceeded.  The redemption funds would only be paid to stockholders if a deal with the target, on the commercially negotiated terms and conditions of the parties, was consummated.

•	If the transaction could not be completed because the redemption threshold was exceeded, the SPAC could continue its search for another target until the termination date set forth in its charter.
•	Upon liquidation of the SPAC, upon its failure to complete a timely business combination, all investors would receive a pro rata portion of the trust account.

The tender offer process is simply an alternative means for investors to indicate if they support the pending business combination or not.  If not, the proposed business deal would not be completed, funds would remain in trust and the trust would only be liquidated and returned to investors pro rata upon the dissolution of the SPAC.  Thus, the tender offer was to serve as a “proxy” for a proxy statement.

Securities and Exchange Commission
March 9, 2011

As we recall the various discussions with the Staff, the underwriters and other parties involved in the IPO, we do not believe that it was contemplated that the SPAC’s use of a tender offer was intended to restrict SPAC issuers from pursuing or structuring a business combination differently than had been the case for the last 15+ years.  SPACs have traditionally, and it was contemplated by the Company, that funds held in the trust account could be used upon consummation of the business combination to pay the cash component of the consideration to selling target stockholders or to be used for working capital for the operations of the business on a post-business combination basis.  To state it another way, the tender offer process was intended to function similar to the traditional redemption threshold, namely, if more stockholders than the designated threshold percentage voted “no” and requested their funds returned, then the SPAC simply couldn’t proceed with the transaction.  In that event it would continue to seek an alternative business combination until its termination date and return funds at that time in connection with its liquidation.  Similarly, the tender offer would necessarily be completely conditioned upon investors supporting the proposed business combination.  The Company’s express desire is for investors to support the proposed Crumbs business deal as structured and not tender.  However, consistent with the nature of a SPAC, its shareholders are afforded investor protection:  the SPAC’s charter requires full redemption of any shares that do not support the transaction (assuming that the deal is closed); if stockholders tender in amounts greater than the structure of the proposed transaction permits, every stockholder is afforded the protection of the right to a prorata share of the funds held in trust upon liquidation.

Comment Letter

In connection with the Company’s OTP, the Staff  issued a comment letter on March 4, 2011 (the “Comment Letter”).  After receipt and review of the Comment Letter, we recognized that there were certain areas of concern identified by the Staff with the structure of the Tender Offer.  On March 7, 2011, Douglas S. Ellenoff and counsel from this firm, along with Bruce S. Mendelsohn and counsel from Akin Gump Strauss Hauer & Feld LLP (counsel to Crumbs), had a supplemental telephone conference with the Staff to discuss the Comment Letter.  In order to respond to certain of the Staff’s concerns we conferred with Crumbs and shared the Company’s willingness to eliminate the public warrants from the tender, as well as consider a different approach to the presentation of the tender altogether if that would be in the Staff’s view  a more concise means of communicating the information.   The purpose of this letter is to follow up to those discussions.

Modification of Tender Offer to Eliminate Warrants

In response to the Staff’s comments and recognizing that the tender offer for the warrants creates some procedural issues in communicating to investors the final tally of both tendering common stock and warrants prior to closing the tender offer, the Company and Crumbs intend to amend the terms of their business combination agreement to eliminate the contractual obligation for the warrant tender offer prior to the consummation of the business combination.  Consequently, the Company intends to amend the Tender Offer to eliminate the tender for warrants.

Private Purchase of Insider Warrants Not a Tender Offer

Notwithstanding the elimination of the tender offer for the public warrants, the parties intend to pursue the previous agreement set forth in the business combination agreement to have the Company’s sponsor sell its warrants to the Company for $1.00 per warrant (“Insider Warrants”). Crumbs believes that it is in the best interest of the post-business combination company to eliminate the dilutive and potentially harmful impact of the Insider Warrants since they cannot be redeemed and may be exercised on a cashless basis, which are some of the reasons such purchase was an original condition to the transaction in the first place.  Since the Insider Warrants are not immediately exercisable (they are not exercisable until 30 days following the business combination), the Company believes that neither 14e-5 nor 13e-4(f)(6) would prohibit their purchase as the purchase will close no earlier than ten business days after expiration of the Tender Offer1.

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1 We note that Rule 14e-5(c)(7) prohibits a covered persons purchase of  “related securities” that are immediately convertible into, exchangeable for, or exercisable for the securities that are the subject of a tender offer.  Although the concept of “immediately exercisable” does not explicitly appear in Rule 13e-4(f)(6), its adopting release (Exchange Act Release No. 16112 (Aug. 16, 1979)), suggests the concept is implicit in the rule, as it provides that “Paragraph (b)(8) of the Proposed Rule 13e-4 would prohibit purchases of the subject security by the issuer until at least ten business days after the offer terminates. This provision is intended to supplement and expand the protection afforded by Rule 10b-13.”  Footnote 31 to the proposing release further clarifies “Rule 10b-13 prohibits any person making a tender or exchange offer for any equity security, including an issuer, from purchasing, or arranging to purchase, any such security (or any other security immediately convertible into or exchangeable for such security) otherwise than pursuant to such offer from the time the offer is publicly announced or otherwise made known to securityholders until the expiration of the offer”.

Securities and Exchange Commission
March 9, 2011

Additionally, as described below, the Company also believes that the agreement to purchase the Insider Warrants is not a tender offer under the well-established eight factor test set forth in Wellman v. Dickson (the “Wellman Test”), 475 F. Supp. 783 (S.D.N.Y. 1979), aff'd 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983).  In particular, it fails to meet two of the important factors of the Wellman test--- 1) active and widespread solicitation and 2) coercion.  For similar reasons, privately negotiated transactions generally, which are commonly accepted to be outside the tender offer rules, typically rely on these same factors. Since the Insider Warrants are being sold by the creators and professionals involved in the formation of the SPAC, it is the view of the Company that the agreement to purchase the Insider Warrants should not run afoul of the Wellman Test since there is no high-pressure, coercive atmosphere in which the Sponsor feels compelled to tender and which the tender offer rules are designed to protect against.  In considering the Wellman test, courts apply a flexible analysis and make clear that the presence of a tender offer depends on the totality of the factors considered together, and not merely the presence of one or more factors.

1.
Active and widespread solicitation of public shareholders for the shares of an issuer.  The Company will not be actively soliciting any public warrantholders to purchase their warrants, and the offer has only been made to two sets of warrant holders:  the Company’s sponsor and the underwriters of the IPO, who collectively, own all Insider Warrants.

2.
Solicitation made for a substantial percentage of the issuer’s stock.  The Insider Warrants comprise roughly 40.4% of the total outstanding warrants. As we note, 3,500,000 Insider Warrants are held by the Company’s current management team or the members of its advisory board, through a limited liability company of which the Company’s CFO is the sole managing member.  The remaining 200,000 of such warrants are held by the members of the underwriting syndicate to the Company’s IPO.

3.
Offer to purchase made at a premium over the prevailing market price.  The agreement to purchase the Insider Warrants is not made at a premium over the prevailing market price.  The agreement with the Sponsor is to purchase the Insider Warrants for $1.00.  On February 18, 2011 the last full trading day before the announcement the warrant price was $1.20.  As of the writing of this letter, the current “bid” price for the public warrants is $0.95.

4.
Terms of the offer are firm rather than negotiable.  The price that the Sponsors have agreed to accept for their Insider Warrants was privately agreed to between the parties after lengthy discussions and negotiations.

5.
Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased.  In order to eliminate much of the dilutive impact of the warrants for the future benefit of all the post-business combination stockholders, Crumbs has made it a condition to closing that the Insider Warrants be purchased by the Company.

Securities and Exchange Commission
March 9, 2011

6.
Offer open only a limited period of time.  The agreement to sell the Insider Warrants was not made pursuant to an offer open only for a limited period of time.  There was no pressure for the Sponsor to act quickly and agree to sell its Insider Warrants to the Company.  Rather the decision to sell was the result of timely consideration and negotiation within the context of structuring a business combination.  Moreover, the members of the Sponsor are all sophisticated professionals familiar with the Company.  In fact, its members are comprised of the Company’s officers, directors and advisory board.

7.
Offeree subjected to pressure to sell his or her stock.  Since the Sponsor agreed to sell its Insider Warrants over an extended period while the business combination agreement between the Company and Crumbs was being negotiated, and was not subjected to any pressure by the Company to sell its stock, there was no pressure for the Sponsor to sell its Insider Warrants.

8.
Public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities.  The fact that the Company intends to acquire the Insider Warrants was publicly announced and is disclosed in the Company’s OTP; however, inasmuch as the purchase of the Insider Warrants will be pursuant to a privately negotiated agreement for substantially all of such Insider Warrants which will be cancelled upon purchase, it is not part of a rapid accumulation thereof designed to assist the Company in gaining control.

In further support that the purchase by the Company of the Insider Warrants is not in violation of the tender offer rules, in Hanson Trust PLC vs SCM Corp., 774 F. 2d 47 (2d Cir. 1985) a bidder terminated its tender offer and, on the same day, purchased 25 percent of the target’s stock in a series of five privately negotiated transactions and one open-market purchase.  As is well-established, the Second Circuit held that the bidder’s acquisition of the target company’s stock through private purchases from sophisticated professionals and open market purchase, within hours after it had ostensibly abandoned its earlier tender offer for any and all of the target’s stock, did not amount to a new tender offer or a continuation of the one it had terminated.  The sellers had not been publicly solicited, they were securities professionals aware of the essential facts concerning the target, and they were not coerced to sell because the bidder bought at the market price without imposing any contingency that a specified number or percentage be acquired and without imposing any time limits.  Accordingly, the court found the bidder’s purchases did not constitute a tender offer.

Much like Hanson, the members of the Sponsor are all sophisticated professionals, many of whom are securities professionals, and involved in the management of the Company, and therefore do not require same the protection under the Williams Act.  As stated above, the Sponsor is a limited liability company comprised of the Company’s management team and its advisory board, and its sole managing member is the Company’s CFO.  The Sponsor also was not publicly solicited, as certain of its members negotiated the business combination with Crumbs prior to the execution of the business combination agreement and the announcement of the pending business combination —accordingly they are aware of essential facts of the Company and Crumbs, are were not coerced to sell, were not required to sell within a limited period of time and the purchase by the Company is not contingent upon a minimum number of warrants being purchased.

Securities and Exchange Commission
March 9, 2011

Presentation of the Tender Offer

The structure of the Tender Offer was designed to be consistent with the Company’s charter, and IPO prospectus2, the overriding principles of which mandate that no business combination may be consummated unless every stockholder wishing to redeem its shares is so redeemed in full.  In the event such full redemption cannot be effected as the result of a condition of a business agreement, the business combination will not be consummated.  The charter provides that the Company will conduct redemptions via the tender offer rules by allowing all Common Shares the opportunity to be redeemed.  The charter further provides, as a means to ensure that the Company would have net tangible assets of at least $5,000,000 upon consummation of a business combination and therefore not be subject to the provisions of Rule 419 of the Securities Act of 1933, as amended, that the Company may not consummate a business combination if redemption is sought with respect to more than 88% of the Common Shares sold in the Company’s IPO; and that no Common Shares will be redeemed if the business combination is not consummated.  Except for the percentage, which is higher than the older SPACs, this concept is substantially similar to the redemption threshold referenced earlier—that although you permit investors the opportunity to redeem if a business combination is consummated, holders do not receive a return of funds and will have to await final dissolution of the SPAC if the business combination is not consummated for any reason. Consistent with the Company’s charter and the structure of previous SPACs, there are no circumstances in which all stockholders tendering into the tender offer would not have their Common Shares redeemed upon consummation of the tender offer, assuming the business combination is consummated.  The creation of a lower cash condition is consistent with the Company’s charter and previous disclosure that the Company will consummate its initial business transaction only if less than 88% of its public shares elect to redeem their Common Shares. Additionally, the Company’s IPO prospectus makes clear, in a risk factor, that the Company may not be able to consummate a business combination even if redemption is sought with respect to less than 88% of its IPO Common Shares, because the target company may require a certain amount of cash to remain in the Company following the combination, thereby preventing the Company from using those funds for purposes of redemption.  We do not believe it was contemplated that the tender offer rules would prevent SPACs from consummating acquisitions differently than they had been done historically, so the above risk appeared only once within the Company’s IPO prospectus, accompanied by other disclosure throughout indicating the Company’s intention to use the proceeds of its IPO to consummate a business combination.   Although it is our understanding that the Staff is concerned that the Company’s charter may not permit it to consummate a transaction requiring use of a substantial portion of the funds held its trust account to satisfy cash conditions (which would then limit the Company to consummating a business transaction on a stock-for-stock basis with a target that has no need for an infusion of working capital), the concept that the Company may enter into business combination agreements with cash conditions is neither missing from the IPO prospectus nor atypical for a SPAC, as evidenced by the SEC’s regular historic corporate finance and accounting comments during the proxy process as to whether they would have enough cash in working capital to operate the combined business post-combination.

___________________________
2 Neither the Company’s charter nor its IPO prospectus prohibit lowering the maximum 88% redemption threshold established solely for purposes of Rule 419.  Indeed, to the extent such redemption threshold is lowered, no stockholder is harmed or treated unequally, because if the transaction cannot be consummated, no stockholder is redeemed, and each stockholder is entitled to liquidation distributions of their per share pro-rata portion of the Trust Account if the Company cannot consummate a transaction in the required time.  Alternatively, if the Company consummates a business transaction, all shares tendered must be redeemed.  Therefore, the introduction of a cash condition to the business combination simply requires that the redemption threshold be adjusted down to accommodate for the funds in the Trust Account reserved for such cash condition, but does not impact the Company’s prohibition against unequal treatment of stockholders in connection with redemptions pursuant to the tender offer rules.

Securities and Exchange Commission
March 9, 2011

As such, the Company’s IPO prospectus provides the following disclosure, among others (emphasis added):

Section	Disclosure
Risk Factor
Even if holders of no more than 88% of our public shares elect to exercise their redemption rights, we may be unable to consummate a business transaction.

Although we permit holders of no more than 88% of our public shares to exercise their redemption rights, a potential target may make it a closing condition to our business transaction that we exceed a certain minimum net asset valuation at the time of closing.  If the number of our public stockholders electing to exercise their redemption rights would have the effect of reducing the amount of money available to us to consummate a business transaction below such minimum net asset valuation, we would not be able to consummate our business transaction.

Proposed Business
Tendering stock certificates in connection with a tender offer or redemption rights
If the initial business transaction is not approved or completed for any reason, then our public stockholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any shares delivered by public holders who elected to redeem their shares.

 If our initial proposed business transaction is not consummated, we may continue to try to consummate a business transaction with a different target until 15 months from the date of this prospectus.  If the initial business transaction is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to redeem their shares for a pro rata share of the aggregate amount then on deposit in the trust account. In such case, if we have required public stockholders to tender their certificates, we will promptly return such certificates to the tendering public stockholder. Public stockholders would be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account only in the event that the initial business transaction is consummated. If the proposed business transaction is not consummated then a stockholder’s election to exercise its redemption rights will not be honored, and such redemption will not be entitled to a cash payment, even if such redemption right was properly exercised.

Summary	We will consummate our initial business transaction only if holders of no more than 88% of our public shares elect to redeem their shares
Risk Factors
Your only opportunity to affect the investment decision regarding a potential business transaction will be limited to the exercise of your right to redeem your shares from us for cash, unless we seek stockholder approval of the business transaction.
…  In addition, your election to exercise your redemption rights could still be rejected if holders of more than 88% of our public shares elect to exercise their redemption rights, or if, as a condition of the consummation of the business transaction, we are required to meet a certain minimum valuation.

You will not be entitled to protections normally afforded to investors of blank check companies.

Since the net proceeds of this offering are intended to be used to complete a business transaction with an unidentified target business…

Use of Proceeds
The proceeds held in the trust account (net of taxes but exclusive of any contingent fees payable or used to pay public stockholders who have exercised their redemption rights) may be used as consideration to pay the sellers of a target business with which we ultimately complete a business transaction or, if there are insufficient funds not held in trust, to pay other expenses relating to such transaction such as reimbursement to insiders for out-of-pocket expenses, third party due diligence expenses or potential finders fees, in each case only upon the consummation of a business transaction. In the event there are funds remaining in the trust account after satisfaction of all of such obligations, such funds may be used to finance operations of the target business or to effect other acquisitions, as determined by our board of directors at that time. All amounts held in the trust account will be released to us on the closing of our initial business transaction with a target business, subject to any amounts payable upon the exercise of tender offer or redemption rights, as applicable

Securities and Exchange Commission
March 9, 2011

MD&A	We intend to use cash from the proceeds of this offering, our capital stock, incurred debt, or a combination of cash, capital stock and debt, in effecting our initial business transaction

We intend to use substantially all of the funds held in the trust account (net of taxes), to consummate our initial business transaction. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business transaction, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Proposed Business
Effecting a business transaction—We intend to utilize cash derived from the proceeds of this offering, our capital stock, debt or a combination of these in effecting a business transaction. Although substantially all of the net proceeds of this offering are intended to be applied generally toward effecting a business transaction as described in this prospectus, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, investors in this offering are investing without first having an opportunity to evaluate the specific merits or risks of any one or more business transactions.

Accordingly, we believe the above disclosure sufficiently sets forth the Company’s intentions, and earlier understanding with the Commission.

We believe that the absence of any further disclosure through out the IPO prospectus supports the Company’s belief that neither it nor the Staff ever thought that the types, nature and structures of the future proposed SPAC structures would be different in the tender offer process than had been the case in the proxy process.  We believe that the collective focus at that time was not altering the types, nature or structures of the proposed business combinations but to ensure that proper disclosure was provided to investors so that they could continue to make informed investment decisions, regardless of the type, nature and structure of the proposed business combination, even though there wouldn’t be a shareholder vote. Since investors had made it clear that they did not ultimately care about the vote itself per se but about either retaining an interest in the proposed business combination candidate or using the redemption threshold as a means to causing future liquidation, the discussion was centered around SEC review of the disclosure and not what types of deals would be appropriate.  For this reason only, there was no additional disclosure about how the tender offer would cause SPACs to limit themselves in the tender offer process to basically stock-for-stock deals that do not require infusion of cash into target only and thereby preserve all of the cash in the trust for the pro rata return of the shareholder’s capital held in trust.  To be clear, pro rata in this situation, as distinguished from in the context of a tender offer, is a full return of the amount per share held in the Trust Account upon the SPAC’s liquidation.  It is a hallmark of SPAC investing that a SPAC investor is not forced to retain an interest in a proposed deal if they elect to get their capital back.

Securities and Exchange Commission
March 9, 2011

In an attempt, as closely as possible, to replicate the conceptual approach of the historic SPACs, the Company commenced a tender offer (i) to all holders of Common Shares; (ii) setting forth a condition that if more than 4,801,544 Common Shares (i.e., 88% of the IPO Common Shares) were tendered, that the Company’s charter would prohibit the consummation of the business combination and the Company would therefore withdraw the offer to purchase; and (iii) disclosing certain other cash conditions imposed on the Company that it would be required to meet in order to satisfy the terms and conditions of the business combination agreement, including payment of $27.0 million in merger consideration, maintenance of Cash Condition (representing the aggregate consideration of $9,156,300 payable by the Company pursuant to the Tender Offer) which would permit the Company to satisfy the Merger Condition, and the requirement that the Company maintain an adequate level of working capital in the Company following the combination, which could not result in a material change to $16.0 million of working capital remaining in the Company. As with the non-tender offer SPACs, we believe that we have devised this structure to be consistent with how SPAC investors approach the business combination process—they can elect to retain their investment via NOT tendering or if enough investors tender and either (i) the terms of the business combination agreement are not satisfied, or (ii) the 88% level is crossed, then this pending deal cannot be consummated and the SPAC is forced to either identify another transaction or dissolve.

We understand, however, that the Staff believes presentation of the Tender Offer with the inclusion of the Maximum Tender Condition, Merger Condition and Cash Condition creates a tension with the manner in which traditional tender offers may be presented.  In essence, there is discomfort because the Company is tendering for the maximum shares allowed by its charter, but as a result of the conditions to the business combination agreement, is actually unable to consummate the business combination (and purchase securities tendered) if securities whose aggregate purchase price were to exceed $9,156,300 are tendered.  It is for this reason that the Tender Offer cautions that in the event that the consideration payable for securities tendered exceeds $9,156,300, the Company would be unable to consummate the Merger and would be forced to withdraw the Tender Offer.  In fact, the trust agreement with the escrow agent, which is filed as an exhibit with the IPO prospectus and disclosed in the IPO, makes it clear that the funds to an investor will only be returned to investors if the business combination is consummated or if the SPAC is liquidated.  This trust instrument is substantially similar to most if not all prior SPAC instruments of its kind that we are aware of.

Proposed Revision to Presentation

As we previously indicated, we gave considerable thought as to how to proceed with the presentation of the Tender Offer consistent with the history of SPACs and are mindful of the necessity of providing meaningful disclosure to investors, and in response to the Staff’s comments.  As such, and in an effort to simplify the disclosure, the Company is comfortable proposing the removal of the public warrants from the Tender Offer.  The Company would then offer to purchase an amount of Common Shares that would (i) allow the Company to purchase all Common Shares tendered for and (ii) still consummate the business combination with Crumbs.  We believe that as a practical matter, SPAC investors process these presentations in substantially similar manners in making their decisions and fully recognize that they will not get their pro rata amount of the Trust Account returned unless the business combination under its terms is consummated or in the event of liquidation.

Accordingly, the Company is prepared to amend the Tender Offer to purchase 546,723 Common Shares at $9.98 per share for the aggregate purchase price of $5,456,300 ($9,156,300 minus $3,700,000 for the purchase price of the Insider Warrants).  The Company believes that amending the Tender Offer will not result in a violation of its charter, as the amended terms will still (i) be open to all holders of Common Shares, (ii) not result in the consummation of a business combination where in excess of 88% of its public Common Shares sought redemption and (iii) all stockholders will be entitled to a pro rata distribution of the proceeds held in the Trust Account in the event the Company is unable to consummate a business combination within the required time.  However, as set forth below, to protect investors who purchased in the Company’s IPO, it would be impossible for the Company to comply with the proration requirements of Rule 13e-4(f)(3), since compliance with the rule would (i) force investors to continue to hold Common Shares and allow the Company to consummate a business transaction even if too many of its Common Shares are tendered, and (ii) be inconsistent with the Company’s charter.

Securities and Exchange Commission
March 9, 2011

Compliance with the Proration Requirements of 13e-4(f)(3) Harms Investors

As noted above, the Company is prepared to amend the Tender Offer to purchase 546,723 Common Shares at $9.98 per share for the aggregate purchase price of $5,456,300.  As we previously indicated, we have sought to provide SPAC investors with the same kind of business and financial disclosure to which they have become accustomed in order for them to make an informed decision to either remain invested in the proposed business combination, by not tendering, or to tender and be entitled to a full pro rata return of the amount held in the Trust Account if the transaction is consummated, or alternatively, to await liquidation—not to have their shares pro rated as is meant under the tender offer rules in a manner consistent with Rule 13e-4(f)(3), which would cause tendering investors, against their wishes, to retain shares at the time of the merger.  It is also contrary to the letter and spirit of the Company’s IPO disclosure, as set forth in part, above.

One of the hallmarks of a SPAC is that no stockholder can be forced into retaining its shares at the time of the SPAC’s merger. If the Company is required to prorate in strict compliance with the rule, stockholders could be denied the right to have all their Common Shares redeemed at the time of the business combination.  Ironically, proration, although obviously contrary to the Company’s IPO prospectus and charter, would actually benefit the Company because it would allow the Company to consummate the business combination with Crumbs no matter how many Common Shares are tendered.  However, the approach of no tender offer proration suggested by the Company contemplates that all stockholders have the right to have all of their shares redeemed, but if too many shares seek redemption via the Tender Offer, that the business combination with Crumbs will not be consummated.  Therefore, all stockholders are treated equally—if any Common Shares are redeemed, all Common Shares are redeemed, and the business combination is consummated.  However, if the business combination is not consummated, no shares of any stockholder are redeemed.  Simply put, mandatory proration for the Company, or any SPAC, pursuant to 13e-4(f)(3) runs counter to the interests of investors, would be inconsistent with the Company’s public disclosure, and would cause the Company to be in breach of its charter.  Practically, it would allow the Company, if not every SPAC, the ability to consummate its business combination to the detriment of any investor who seeks to have its shares redeemed.  In order for the business combination to be completed, every stockholder that seeks to have its Common Shares redeemed must be redeemed in whole.

Rule 13e-4(f)(3) was promulgated by the Commission in part as an anti-manipulation restriction, as well as to provide all holders equal opportunity to participate in the tender offer. The pro rata acceptance requirements of the rule are based on the policy underlying Section 14(d)(6) of the Exchange Act, which was designed to protect investors to allow all securities an opportunity to participate in the offer.  Practically, the rule is meant to alleviate pressure on stockholders to deposit their shares hastily, as they were required to do in first-come-first-served tender offer rules before Section 14(d)(6) was enacted.  However, in the context of the Company’s Tender Offer, the rule does not afford investor protection, and indeed, as discussed above, actually removes investor protection. As a result of not having the risk of oversubscription, the Tender Offer does not require the protections of 13e-4(f)(3).  Moreover, as in the case of modified proration, the Company intends to provide all holders with equal treatment such that if any shares are accepted for tender, all shares will be accepted for tender, or alternatively, no shares will be accepted for tender.

Securities and Exchange Commission
March 9, 2011

Rule 13e-4(f)(3) provides, in relevant part:

If the issuer or affiliate makes a tender offer for less than all of the outstanding equity securities of a class, and if a greater number of securities is tendered pursuant thereto than the issuer or affiliate is bound or willing to take up and pay for, the securities taken up and paid for shall be taken up and paid for as nearly as may be pro rata, disregarding fractions, according to the number of securities tendered by each security holder during the period such offer remains open…

           Ultimately, in the context of a SPAC, the investor protection takes the form of the investor’s right to receive a return of their investment upon the SPAC’s liquidation.  If investors do not support a proposed business combination, their recourse is to seek redemption of their shares—either to receive a return of their pro rata share of the funds in trust but only if the business combination is consummated or ultimately in the event of liquidation.  If more shares than permitted by the SPAC’s charter seek redemption, the SPAC cannot consummate its business combination and the common shareholders will obtain their pro rated amount held in trust upon liquidation.  Also, if the SPAC is required to meet certain cash conditions imposed by a business combination agreement, but the number of shares seeking redemption would make it impossible for the SPAC to retain such funds, the SPAC would be unable to satisfy the conditions required to close a business combination and the investors will receive their pro rated amount held in trust upon liquidation.  In that instance, no stockholder would be redeemed, the current proposed business combination would not occur by its terms, and the SPAC may continue to seek a business combination until the end of the period prescribed by its charter.  If the SPAC is able to consummate a business combination within such time period that does not violate its charter or any conditions to a business combination agreement, the SPAC would redeem each share that is tendered.  However, if within the requisite time, the SPAC is unable to consummate a business combination, it has no choice but to liquidate the proceeds of its trust account to its stockholders.  The liquidation price is the same as the redemption price offered to stockholders during the tender.

For these reasons, we believe that consistent with the Staff ought to permit and grant relief for us to conduct redemptions through the tender offer rules without compliance with Rule 13e-4(f)(3).

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We thank the Staff in advance for its consideration of the enclosed and the foregoing responses   Should you have any questions concerning the foregoing responses, please contact Douglas S. Ellenoff, Esq., or Asim Grabowski-Shaikh, Esq., each at (212) 370-1300.

Sincerely,

/s/ Ellenoff Grossman & Schole LLP

Ellenoff Grossman & Schole LLP

cc:	Mark D. Klein
Bruce S. Mendelsohn